FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice. Based on Libya’s new energy framework, Repsol extends oil production and exploration licenses in Libya to 2032.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, July 17 2008

Number of pages: 2

Based on Libya’s new energy framework

REPSOL EXTENDS OIL PRODUCTION AND

EXPLORATION LICENSES IN LIBYA TO 2032

•	Repsol’s licences to produce oil in Libya extended until 2032.

•	The new agreements reinforce the relationship between the Libyan National Oil Corporation (NOC) and Repsol.

•	Additionally Repsol extends by five years its exploration rights in blocks NC-186 y NC-115 of the Murzuk basin.

•	The extension guarantees Repsol’s access to exploit significant resources of high-quality oil.

Repsol YPF has today signed agreements with the Libyan National Oil Corporation (NOC) to extend to 2032 its existing contracts to produce and explore for oil in that country.

The new agreement, comprising blocks NC-115 and NC-186, extends the duration of the contracts to 2032. This represents an additional 15 years for NC-115, and 9 and 5 more years respectively depending on the fields in block NC-186. The deal ensures the exploitation of the vast resources discovered in both blocks, whose remaining proved reserves at the end of 2007 totalled 765 million barrels of oil.

Official Notice

Additionally, Repsol agreed a 5-year extension to its exploration licenses in both blocks, which could add to reserves and production. The new contract provides for a $1 billion signature bonus payable by the consortium in 3 instalments.

The agreement, which reinforces the historical partnership of Repsol with NOC, is based on the standard contracts in the Libyan oil industry. Within this framework, the entitlement share of production is reduced to 13 percent for NC-115 and 12 percent for NC-186, adjusting them to the new oil price scenario.

The plans agreed with NOC imply a gross investment in excess of $4 billion, of which 50% will be spent by NOC, to reach a plateau production level of 380,000 barrels of oil per day. This rise in production represents a major contribution to NOC’s aspiration of doubling Libya’s oil output to more than 3 million barrels per day in the coming years.

Repsol, present in Libya since the 1970’s, began this year to produce oil at the I/R field, Libya’s largest oil discovery for a decade. The field was found by Repsol in 2006.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 17th, 2008	By:	/s/ Iñigo Alonso de Noriega
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Affairs Director